Exhibit 12.7

Potomac Electric Power Company

Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2012	2013	2014	2015	2016
Pre-tax income from continuing operations	193	235	264	289	83
Less: Capitalized interest	(2)	(1)	(2)	(1)	(10)

Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest	191	234	262	288	73
Fixed Charges:
Interest expensed and capitalized, amortization of debt discount and premium on all indebtedness	106	114	121	130	137
Interest component of rental expense (a)	7	7	7	7	3

Total fixed charges	113	121	128	137	140
Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest plus fixed charges	304	355	390	425	213
Ratio of earnings to fixed charges	2.7	2.9	3.0	3.1	1.5

(a)	Represents one-third of rental expense relating to operating leases, which is a reasonable approximation of the interest factor.